UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Bellhop Technologies Inc.

Legal status of Issuer:

  Form:
  Corporation

  Jurisdiction of Incorporation/Organization:
  Delaware

  Date of Organization:
  April 14, 2014

Physical Address of Issuer:
137 West 25th Street, New York, NY 10001, United States

Website of Issuer:
https://www.bellhop.app

Current Number of Employees:
1

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,276,202	$1,646,229
Cash and Cash Equivalents	$104,345	$164,165
Accounts Receivable	$0	$3
Short-term Debt	$60,575	$46,996
Long-term Debt	$0	$333,103
Revenues/Sales	-$29,069	$99
Cost of Goods Sold	$26,308	$0
Taxes Paid	$0	$0
Net Income	-$463,391	-$945,541

Annual Report for Form C-AR

of

Bellhop Technologies Inc.

A Delaware corporation

April 29, 2022

BELLHOP TECHNOLOGIES INC.

Bellhop Technologies Inc., a Delaware corporation ("**Bellhop**," the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://www.bellhop.app no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at https://www.bellhop.app.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Bellhop Technologies Inc.

FINANCIAL CONDITION OF BELLHOP TECHNOLOGIES INC.

Please see the financial information listed on the cover page of Form C-AR and attached hereto as Exhibit A. Additionally, reference to the financial condition of Bellhop Technologies Inc. is referenced throughout this Form C-AR.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of February 28, 2022, the Company had an aggregate of $30,902 in cash and cash equivalents.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

COMPANY INFORMATION

Issuer Legal Name:	Bellhop Technologies Inc.
Form of Organization:	Corporation
Jurisdiction in Which Issuer is Formed:	Delaware
Date of Organization:	April 14, 2014
Physical Address:	137 West 25th Street, New York, NY 10001, United States
Web Site:	https://www.bellhop.app
Locations in Which the Company Conducts Business:	New York

OFFICERS AND DIRECTORS

The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer and any person routinely performing similar functions) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Payam Safa	CEO	Bellhop- Founder & CEO, 2014-Present	INSEAD-MBA, Business(2011)
Daniel Gohari	Director	Bellhop – Board Member, 2019 – Present Avenue Property Group – Founder, 2010 – Present.	NYU Stern, Business, 2001
Norman Rose	Director	Bellhop – Advisor, 2015 – Present Bellhop - Board Member, 2019 – Present Travel Tech Consulting, Inc. – President, 1995 - Present	University of Maryland, College Park MD. Bachelor of Science in Business Administration , Marketing. 978

CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Payam Safa	8,501,000/Common Stock	47.67%

DESCRIPTION OF THE BUSINESS & BUSINESS PLAN

Our Company provides an app to streamline the on-demand transportation experience by aggregating ride shares, bike and scooter shares, car shares, and public transit into single interface. Our customers have the option to decide which ride or bike service they would prefer, which saves them time and money. We utilize the same pricing and availability data provided by the ride sharing and bike/scooter sharing companies, and consumers pay the same price as if they were transacting on the original ride sharing and bike sharing apps. Depending on the ride or bike option chosen, we make money based on negotiated commissions for traffic sent to the supplier transportation provider.

The Company's Products and/or Services

Product / Service	Description	Current Market
An app that is an aggregator of on-demand transportation services.	We are constantly researching new service categories which we think might appeal to our customers, such as bikes, car shares, bikes and scooter shares, and public transit services.	We offer our mobile app for download through the Apple App and Google Play stores, and users are made aware of the application primarily through digital media (e.g.

	We currently offer the ride- hailing and bike sharing capability and are hoping to expand our offerings into car sharing and public transit by next year.	social media), search engines, and email marketing campaigns.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.The Company's primary competitors are Migo, Google Maps, and Transit. Google Maps has added on-demand ride transportation as an additional mode of transport when a user inputs a destination. They have an advertising business model, and the user experience isn't optimized to be a ride hailing app. Migo is a multi-modal ground transportation app that combines ride sharing and bike sharing in addition to the ride hailing capability. As a result, their experience for booking rides is also sub-optimal when compared to the Company. Transit is a public transit app that shows bus and subway routes and timetables. They have recently integrated Uber and Lyft into the app, giving their users the ability to book some ride options as well. The Company's advantages are being first to market as an extremely scalable aggregator of transportation apps and securing relationships with many of the top apps.

Customer Base

City-based individuals ages 18- 65 who use at least one ride- hailing app.

Supply Chain

Although many ride-hailing apps, which are essential to the Company's business, exist throughout the US and around the world, the Company needs access to the APIs of each supplier and subsequently needs to build an integration using the API. The Company has no exclusivity arrangements, so although we have a first mover advantage and a leader in the market, other competitors can continue to enter the market with similar product offerings. Therefore, the Company's ability to deliver transportation services is dependent on supplier apps' abilities to offer their services without significant shortage or downtime. Such outages or downtime could materially adversely affect the Company's operating results.

Anticipated Business Plan

The Company's business model relies on the continued growth and success of new and existing ride-hailing, bike sharing, car sharing and other on-demand transportation apps. As a "Kayak for transportation services," the Company's intention is to continue our growth into multiple transportation verticals, such as car sharing, bike sharing, and public transit services. Therefore, growth in these additional categories is also dependent on the continued growth and success of these respective apps. The problem in today's world is that the volume of apps has grown so exponentially in the past few years that consumers don't know how to take advantage of all the capabilities that apps provide. For example, some consumers switch between the various ride hailing apps to decide which ride

option is best based on price, number of stops, or pickup time. The problem is exacerbated for travelers since they don't always know which apps are even available in a foreign destination. The Company's vision is to bring together the best apps across transportation (taxis, ride sharing, car sharing, bike and scooter sharing, and public transit) into a single app, with rides bookable on-demand globally. This creates a seamless experience so consumers no longer need to figure out and search for what's best and available whether at home or on the road. Consumers will be able to book rides directly through the Bellhop app without needing any other app on his/her phone—paying the same price as they normally would pay on our suppliers' apps. The Company is working towards having merchant of record capability so consumers don't have to have accounts with every transportation provider. Direct B2C digital marketing campaigns (social media, email marketing, testing limited ads on FB, Twitter, Instagram, Google), optimization in organic search results, and app store optimization are the primary user acquisition channels. The Company targets specific consumer segments we believe have a strong likelihood of being active users of the app, e.g. college females who don't like taking public transport late at nights, lawyers going between meetings all day in the city, and consultants traveling every week. The market opportunity in the U.S. alone for ride sharing is roughly $50B. The Company utilizes its marketing and online presence to win with consumers when they could be considering various ride-hailing alternatives. The Company works collaboratively with its customers to improve the app experience and incorporate features that will keep them loyal. We believe we must continue to provide new, innovative capabilities and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts might not be realized until future years, we believe these activities demonstrate our commitment to future growth.

EMPLOYEES

The Company currently has I employee.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profita bly or that if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these restrictions have largely been lifted, the duration of the business disruptions internationally and related financial impact cannot be reasona bly estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. New waives or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, disease or similar, which could have substantial impacts on our business.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business. We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may have need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

1

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Class A Common Stock
Number of shares Authorized	20,000,000
Number of shares Outstanding	9,410,560
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per Share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security.*	50.5%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Type	Class F Common Stock
Number of shares Authorized	1,000
Number of shares Outstanding	1,000
Par Value Per Share	$0.00001
Voting Rights	3,500 Votes Per Share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Type	Preferred Stock
Number of shares Authorized	6,488,000
Number of shares Outstanding	5,430,194
Par Value Per Share	$0.00001
Voting Rights	I Vote Per Share
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such security.*	29.1%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $19,500,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Options

As of the date of this Form C-AR, the Company has the following options outstanding:

Type	Stock Plan
Number of shares Authorized / Outstanding	1,743,413 / 616,994
Voting Rights	I Vote Per Share
Anti-Dilution Rights	None
Other Material Terms	Preferred Stock is further divided into various series of stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Additional Preferred Stock may be issued
Percentage ownership of the Company by the holders of such security*	9.4%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $19,500,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFE
Face Value	$210,000
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	The SAFE will convert to preferred stock at the next equity financing round and, upon conversion, the Securities will be diluted. Please see a discussion below under "Method of Calculation" for more information. It has a 20% discount.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	2.8%
Valuation Cap	$7,000,000

Type	Crowd SAFE
Face Value	$530,930
Voting Rights	None.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	2.6%
Valuation Cap	$19,500,000

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $19,500,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Debt

The Company has the following debt outstanding:

Creditor	Personal Loan
Amount Outstanding	$60,575
Interest Rate and Amortization Schedule	%
Description of Collateral	Unsecured Loan from Pay Safa

*No interest has been calculated in determining the fully diluted percentage. Additionally, for all convertible securities, the valuation cap of the security was used if available, or, if none, the valuation cap of the securities last sold via Regulation Crowdfunding. The percentage interests are intended to serve only as a guidepost and are subject to vary depending on the actual conversion terms and the priced round at which the securities convert (or the timing otherwise).

Restrictions on Transfer of Securities Sold in Reliance on Regulation CF

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
SAFE	$10,000	1	Production development, marketing, and R&D	January 4, 2021	Rule 506(b) of Regulation D
SAFE	$100,000	1	Production development, marketing, and R&D	December 31, 2020	Rule 506(b) of Regulation D
SAFE	$100,000	1	Production development, marketing, and R&D	December 29, 2020	Rule 506(b) of Regulation D
SAFE	$100,000	1	Production development, marketing, and R&D	November 12, 2019	Section 4(a)(2)
SAFE	$100,000	1	Production development, marketing, and R&D	November 12, 2019	Section 4(a)(2)
Preferred Stock	$1,435,000	123,387	Production development, marketing, and R&D	November 11, 2019	Rule 506(b) of Regulation D
Series E Preferred Stock (Conversion from Crowd SAFE)	$0	536,229	NA	January 30, 2020	Section 3(a)(9)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliauce on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company initially raised capital via Regulation Crowdfunding in 2017. A Form C-AR was filed for years 2017, 2018 and 2019. No Form C-TR has been filed to date.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Payam Safa
_____
(Signature)

Payam Safa
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Payam Safa
_____
(Signature)

Payam Safa
_____
(Name)

CEO
_____
(Title)

April 29, 2022
_____
(Date)

_____

_____

_____

_____

/s/Norman Rose
_____
(Signature)

Norman Rose
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Payam Safa, being the CEO of Bellhop Technologies Inc., hereby certify as of the date of this Form C-AR that the financial statements of Bellhop Technologies Inc. included in this Form are true and complete in all material respects.

/s/ Payam Safa
_____
(Signature)

Payam Safa
_____
(Name)

CEO
_____
(Title)

April 29, 2022
_____
(Date)

EXHIBIT A

Financial Statements

Bellhop Technologies Inc

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Checking (BOA 8011)	104,184.74
1020 Savings (BOA 8024)	160.02
1030 Payroll Clearing Account	0.00
Total Bank Accounts	**$104,344.76**
Accounts Receivable	
1200 Accounts Receivable (A/R)	0.00
1210 Other Accounts Receivable - CAP Table	53,314.00
Total Accounts Receivable	**$53,314.00**
Other Current Assets	
1600 Prepaid Expense	3,030.00
Uncategorized Asset	0.00
Total Other Current Assets	**$3,030.00**
Total Current Assets	**$160,688.76**
Fixed Assets	**$0.00**
Other Assets	
1900 Security Deposits	6,800.00
1950 Research and Development	1,257,391.05
1955 R&D Amortization	-148,678.16
Total 1950 Research and Development	**1,108,712.89**
Total Other Assets	**$1,115,512.89**
TOTAL ASSETS	**$1,276,201.65**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	21,685.21
Total Accounts Payable	**$21,685.21**
Credit Cards	
2100 Credit Card (BOA 5894 & 6486)	25,472.44
2175 Brex	2,873.17
Total Credit Cards	**$28,345.61**
Other Current Liabilities	
2200 Payroll Liabilities	0.00
2410 Loan Payable	60,575.48
2420 Payam Safa - Invoices paid	0.00
Total Other Current Liabilities	**$60,575.48**
Total Current Liabilities	**$110,606.30**

Bellhop Technologies Inc

Balance Sheet

As of December 31, 2021

	TOTAL
Long-Term Liabilities	$0.00
Total Liabilities	**$110,606.30**
Equity	
2800 Paid in Capital	0.00
2920 Additional Paid In Capital - SAFE	220,000.00
Total 2800 Paid in Capital	220,000.00
2900 Common Stock	96.11
2910 Preferred Stock	1,435,000.00
2930 Series Seed A (Prime Trust LLC/CROWDFUNDING)	358,632.00
2940 Series Seed B	548,221.33
2950 Series Seed C	700,000.00
2960 Series Seed D	100,000.00
2970 Series Seed E	200,000.00
2975 Crowd Safe Series 2021	545,700.00
Total 2910 Preferred Stock	3,887,553.33
2980 Cost of Issuance	-112,115.00
2985 Crowd Safe Series 2021 Cost of Issuance	
2986 Republic Commissions Paid	-28,946.46
2987 Stripe Fess	-7,914.40
2988 Escrow Fees	-373.00
Total 2985 Crowd Safe Series 2021 Cost of Issuance	-37,233.86
2990 Retained Earnings	-2,329,314.19
Net Income	-463,391.04
Total Equity	**$1,165,595.35**
TOTAL LIABILITIES AND EQUITY	**$1,276,201.65**

Bellhop Technologies Inc

Unaudited

Profit and Loss

January - December 2021

	JAN 2021	FEB2021	MAR2021	APR 2021	MAY2021	JUN 2021	JUL 2021	AUG 2021	SEP2021	OCT2021	NOV2021	DEC 2021	TOTAL
Income													
4000 Income													$0.00
4010 Gross Processed Transactions	1,298.10	225.00	5,518.25	7,987.79	9,460.58	24,469.59	27,175.26	31,673.92	17,504.95	7,577.46	11,447.43	12,737.63	$157,095.96
4070 Fraud & Chargebacks -Applied to Bellhop		-174.00	-155.42	-235.09	-25.05	-253.94	-3,233.38	-4,316.56	-2,440.06	-1,132.97	-3,652.01	-1,421.69	$-17,040.17
4090 Fees paid to 3rd Party	-402.30	-354.46	-5,336.11	-8,016.33	-10,856.92	-25,177.85	-31,529.42	-30,848.56	-19,861.67	-12,554.23	-10,322.20	-13,884.61	$-169,144.66
Total 4000 Income	895.80	-303.46	26.72	-263.63	-1,401.39	-962.20	-7,587.54	-3,491.20	-4,796.78	-8,109.74	-2,526.78	-2,568.67	$-29,088.87
Total Income	$895.80	$-303.46	$26.72	$-263.63	$-1,401.39	$-962.20	$-7,587.54	$-3,491.20	$-4,796.78	$-6,109.74	$-2,526.78	$-2,568.67	$-29,088.87
Cost of Goods Sold													
5000 Cost of Goods Sold													$0.00
5010 Internet Hosting/Service Delivery		25.04	25.04	25.04	25.04	25.04	25.04	25.04	25.04	94.71			$295.03
5030 Cloud Infrastructure	424.14	435.71	394.98	438.23	421.75	499.16	450.98	442.19	467.83	541.55	452.78	464.31	$5,433.61
5040 Dev Ops	12.00	24.90	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	35.00	$386.90
5050 Web Hosting	58.50	57.50	79.00	67.00	72.00	112.00	133.50	148.50	138.50	116.00	127.00	129.00	$1,238.50
5060 Credit Cerd Fees - Payment Gateway	33.50	35.80	30.05	67.45	89.85	130.85	240.90	184.90	173.25	130.90	77.85	106.35	$1,301.65
5080 Map Routing	553.23	477.30	547.82		3,382.04		1,261.73	5,508.47	250.00	1,000.00	3,556.14	1,115.73	$17,652.48
Total 5000 Cost of Goods Sold	1,081.37	1,056.25	1,111.89	632.72	4,025.68	802.05	2,147.15	6,344.10	1,089.62	1,918.16	4,248.77	1,850.39	$26,308.15
Total Cost of Goods Sold	$1,081.37	$1,056.25	$1,111.89	$632.72	$4,025.68	$802.05	$2,147.15	$6,344.10	$1,089.62	$1,918.16	$4,248.77	$1,850.39	$26,308.15
GROSS PROFIT	$-185.57	$-1,359.71	$-1,085.17	$-896.35	$-5,427.07	$-1,764.25	$-9,734.69	$-9,835.30	$-5,886.40	$-8,027.90	$-6,775.55	$-4,419.06	$-55,397.02
Expenses													
6000 Sales & Marketing													$0.00
6010 Advertising	4,930.57	9,691.29	13,928.75	6,645.07	5,100.89	5,388.59	1,500.00	3,972.23	3,412.17	1,000.00	0.00	0.00	$55,589.56
6015 App Store Optimization	115.44	174.79	73.36	71.86	76.46	81.22	85.38	80.38	80.38	80.38	70.88	60.78	$1,051.31
Total 6010 Advertising	5,046.01	9,866.08	14,002.11	6,716.93	5,177.36	5,469.81	1,585.38	4,052.61	3,492.55	1,080.38	70.88	60.78	$56,620.87
6020 Business Promotion								86.18					$86.18
6030 Trade Shows & Conferences										0.00			$0.00
6040 Marketing										0.00			$0.00
6050 Marketing Collateral					45.52	224.70	71.17						$341.39
6060 SMS Marketing	10.15	10.06	20.77	10.11	10.57	30.02	10.01	20.04	20.02	30.04	20.18	10.05	$202.02
Total 6000 Sales & Marketing	5,056.16	9,876.14	14,022.88	6,727.04	5,233.44	5,724.5[illegible]	1,666.56	4,158.83	3,512.57	1,110.42	91.06	70.83	$57,250.46
6100 Office & Admin Expense													$0.00
6110 Bank Service Charges	22.43	14.61	16.69	235.81	363.23	431.09	511.19	659.23	565.54	564.06	455.56	340.77	$4,180.21
6120 Dues and Subscriptions	821.88	273.08	438.58	438.58	438.58	538.58	438.58	634.47	341.39	795.60	587.42	525.47	$6,272.21
6130 Testing		68.78			10.30		23.60	60.56	32.76	80.60	109.70	17.09	$403.39
6135 Charitable Donations				104.00									$104.00
6180 Insurance						611.65	606.00	606.00	606.00	606.00	606.00	606.00	$4,247.65
6210 Office Supplies		112.56						65.04					$177.60
6220 Postage and Delivery								7.95					$7.95
6250 Licenses and Permits	150.00			300.00									$450.00
Total 6100 Office & Admin Expense	994.31	469.03	455.27	1,078.39	812.11	1,581.32	1,579.37	2,033.25	1,545.69	2,046.26	1,758.68	1,489.33	$16,843.01
6160 Software/SaaS <$2500	239.87	208.54	651.58	375.76	720.38	308.27	316.88	305.76	340.26	168.66	96.82	64.21	$3,796.99
6161 Analytics	249.65	249.65	275.78	275.78	262.72	3,409.97	195.98	169.85	420.26	143.72	156.78	3,322.47	$9,132.61
6163 Customer Engagement	1,794.86	1,794.86	3,294.86	2,544.86	2,544.86	2,094.12	2,611.86	2,611.86	2,611.86	2,077.00	2,203.86	2,611.86	$28,796.72
6164 Database management	398.57	199.25	199.25	200.71	199.25	199.25	199.25	199.25	262.40	199.25	262.40	187.65	$2,706.48
6165 Design Resources	27.99	27.99	45.99	27.99	27.99	27.99	45.99	225.99	45.99	29.49	37.98	27.99	$599.37
6166 Dev Ops	201.34	50.00	352.68	50.00	201.34	352.68	201.34	441.34	201.34	201.34	201.34	201.34	$2,656.08
6167 Logging	378.00	378.00	378.00	378.00	378.00	378.00	378.00	501.91	478.00	478.00	478.00	478.00	$5,059.91
6170 Productivity	893.71	27.23	27.23	101.31	101.31	109.53	117.76	142.94	125.98	125.98	142.35	116.06	$2,031.39
6171 Survey								107.79	434.42				$542.21
6172 Web Hosting	119.99	71.88	58.33	643.22		19.17	203.88	134.87	21.17		21.99		$1,294.50
Total 6160 Software/SaaS <$2500	4,303.98	3,007.40	5,283.70	4,597.63	4,435.85	8,898.98	4,270.94	4,841.56	4,941.68	3,423.44	3,601.52	7,009.58	$58,618.26

Bellhop Technologies Inc

Unaudited

Profit and Loss

January - December 2021

	JAN 2021	FEB 2021	MAR2021	APR2021	MAY 2021	JUN 2021	JUL 2021	AUG 2021	SEP 2021	OCT2021	NOV2021	DEC2021	TOTAL
6300 Facilities Expense													$0.00
6310 Office Rent						58.00							$58.00
6330 Utilities		157.19	40.00	9.67									$206.86
Total 6300 Facilities Expense		157.19	40.00	9.87		58.00							$264.86
6400 Travel & Entertainment													$0.00
6410 Airfare									204.00				$204.00
6430 Lodging										540.09			$540.09
6440 Meals & Entertainment					188.95	9.25	409.63	117.49	207.35	82.28	476.95		$1,491.90
6450 Auto/Ground Trans/Parking /Tolls							82.19	67.65	120.61	23.36	70.32		$364.13
Total 6400 Travel & Entertainment					188.95	9.25	491.82	185.14	591.96	645.73	547.27		$2,600.12
6500 Professional Services & Consul.													$0.00
6510 Accounting / Finance	1,366.50	1,105.00	1,045.50	3,945.00	862.75	624.75	688.50	3,163.00	773.50	629.00	590.75	484.50	$15,278.75
6530 IT/Web Sevices Consulting									873.03	874.06			$1,747.09
6540 Legal Fees		3,000.00	3,251.00	1,235.00		1,000.00							$8,486.00
6550 Marketing & PR Consultants	2,000.00		1,000.00	1,500.00	1,000.00	2,000.00	2,000.00	2,000.00	2,000.00		4,000.00	2,000.00	$19,500.00
6560 Engineering/Development	29,631.51	20,160.00	15,800.00	17,360.00	16,859.99	15,880.00	15,667.37	14,760.00	11,220.00		66,940.00	-224,278.87	$0.00
6570 Other Consultants		393.98	115.88	4,566.50	120.18	8.58	51.50	197.43					$5,454.05
Total 6500 Professional Services & Consul.	32,998.01	24,658.98	21,212.38	28,606.50	18,842.92	19,513.33	18,407.37	20,120.43	14,866.53	1,503.06	71,530.75	-221,794.37	$50,465.69
6600 Payroll Expenses													$0.00
6580 Payroll Processing Fees	62.06	62.06	55.53	55.53	55.53	55.53	63.53	55.53	55.53	55.53	55.53	49.00	$680.89
6610 Payroll Taxes and Benefits													$0.00
6611 Wages and Salaries	31,666.66	22,500.00	22,500.00	22,500.00	15,000.00	15,000.00	15,000.00	15,000.00	7,500.00		26,000.00	7,000.00	$199,666.66
6612 Employer Payroll Taxes	2,796.24	1,735.65	2,409.36	1,721.25	1,147.50	1,147.50	1,147.50	1,147.50	573.75		1,989.00	535.50	$16,350.75
Total 6610 Payroll Taxes and Benefits	34,462.90	24,235.65	24,909.36	24,221.25	16,147.50	16,147.50	16,147.50	16,147.50	8,073.75		27,989.00	7,535.50	$218,017.41
6630 Employee Development													$0.00
6632 Recruiting					5.00								$5.00
6633 Seminars & Conferences		600.00		600.00			600.00			600.00			$2,400.00
Total 6630 Employee Development		600.00		600.00	5.00		600.00			500.00			$2,405.00
Total 6600 Payroll Expenses	34,524.96	24,897.71	24,964.89	24,878.78	18,208.03	18,203.03	18,811.03	18,203.03	8,129.28	655.53	28,044.53	7,584.50	$219,103.30
9000 Taxes													$0.00
9020 State									181.00				$181.00
9030 Local									25.00				$25.00
Total 9000 Taxes									208.00				$206.00
Total Expenses	$77,877.42	$63,066.45	$65,979.12	$65,896.01	$45,721.30	$49,988.44	$43,227.09	$47,542.24	$33,733.71	$9,384.44	$105,573.81	$ -205,640.13	$402,349.90
NET OPERATING INCOME	$ -78,062.69	$ -64,426.18	$ -87,064.29	$ -66,792.36	$ -51,148.37	$ -51,752.69	$ -52,961.78	$ -57,377.54	$ -39,620.11	$ -17,412.34	$ -112,349.38	$201,221.07	$ -457,746.92
Other Income													
7000 Other Income													$0.00
7010 Other Income					2,000.00							71,162.00	$73,182.00
Total 7000 Other Income					2,000.00							71,182.00	$73,182.00
Total Other Income	$0.00	$0.00	$0.00	$0.00	$2,000.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$71,182.00	$73,182.00
Other Expenses													
8000 Other Expenses													$0.00
8010 Interest Expense							4,306.53	783.00	783.00	783.00	783.00	-10,570.61	$ -3,132.08
8030 Depreciation Expense	1,853.33	1,853.33	1,653.33	1,853.33	1,853.33	1,853.33	1,853.33	1,853.33	1,853.33	1,853.33	1,853.33	1,853.33	$22,239.96
8040 Ammortization Expense					24,882.60	4,976.52	4,976.52	4,976.52	4,978.52	4,976.52	4,976.52	4,976.52	$59,718.24
Total 8000 Other Expenses	1,853.33	1,853.33	1,853.33	1,853.33	26,735.93	8,829.85	11,136.38	7,612.85	7,812.85	7,612.85	7,612.85	-3,740.76	$78,826.12
Total Other Expenses	$1,853.33	$1,853.33	$1,853.33	$1,853.33	$26,735.93	$6,829.85	$11,136.38	$7,612.85	$7,812.85	$7,812.85	$7,612.85	$ -3,740.78	$78,828.12
NET OTHER INCOME	$ -1,853.33	$ -1,853.33	$ -1,853.33	$ -1,853.33	$ -24,735.93	$ -6,829.86	$ -11,136.38	$ -7,612.86	$ -7,812.85	$ -7,812.85	$ -7,812.85	$74,922.76	$ -5,644.12
NET INCOME	$ -79,916.32	$ -66,279.49	$ -88,917.62	$ -68,645.69	$ -75,884.30	$ -58,582.54	$ -64,098.16	$ -64,990.39	$ -47,232.96	$ 25,025.19	$ -119,962.21	$276,143.83	$ -463,391.04

Bellhop Technologies Inc

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-463,391.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	2.75
1210 Other Accounts Receivable - CAP Table	-53,314.00
1600 Prepaid Expense	-3,030.00
1780 Fixed Assets:Accumulated Depreciation	-66,719.96
1955 Research and Development:R&D Amortization	148,678.16
2000 Accounts Payable (A/P)	20,752.71
2100 Credit Card (BOA 5894 & 6486)	17,004.90
2175 Brex	2,873.17
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	66,247.73
Net cash provided by operating activities	$ -397,143.31
INVESTING ACTIVITIES	
1710 Fixed Assets:Software Development	111,200.00
1950 Research and Development	-361,619.05
Net cash provided by Investing activities	$ -250,419.05
FINANCING ACTIVITIES	
2520 SBA Grant	-2,000.00
2530 PPP Protection Loan	-35,592.00
2800 Paid in Capital	-765.00
2910 Preferred Stock	75,000.00
2920 Paid in Capital:Additional Paid In Capital - SAFE	-80,000.00
2930 Preferred Stock:Series Seed A (Prime Trust LLC/CROWDFUNDING)	37,115.00
2970 Preferred Stock:Series Seed E (Gohari & Lapidus)	200,000.00
2975 Preferred Stock:Crowd Safe Series 2021	545,700.00
2980 Cost of Issuance	-112,115.00
2986 Crowd Safe Series 2021 Cost of Issuance:Republic Commissions Paid	-28,946.46
2987 Crowd Safe Series 2021 Cost of Issuance:Stripe Fess	-7,914.40
2988 Crowd Safe Series 2021 Cost of Issuance:Escrow Fees	-373.00
2990 Retained Earnings	-2,367.08
Net cash provided by financing activities	$587,742.06
NET CASH INCREASE FOR PERIOD	$ -59,820.30
Cash at beginning of period	164,165.06
CASH AT END OF PERIOD	$104,344.76

BELLHOP TECHNOLOGIES, INC.
(Formerly Techotel Inc., d/b/a RideObi.com)
(A Delaware Corporation)

FINANCIAL STATEMENTS
(Unaudited)

ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2020 AND 2019

BELLHOP TECHNOLOGIES, INC.
(Formerly Techotel Inc., d/b/a Rideobi.com)
(A Delaware Corporation)

TABLE OF CONTENTS

December 31, 2020 and 2019

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Bellhop Technologies Inc.
New York, New York

We have reviewed the accompanying financial statements of Bellhop Technologies, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 26, 2021
Los Angeles, California

BELLHOP TECHNOLOGIES INC.

(Formerly Techotel Inc.,   d/b/a Obi)

(A Delaware Corporation)

Statement of Assets, Liabilities and Stockholders' Equity

December 31, 2020 and 2019

(Unaudited)

	2020	2019
Assets		
Development of Software Application	$ 2,546,862	$ 1,971,965
Amortization of tangible personal property	(1,073,473)	(632,092)
	$ 1,473,389	$ 1,339,873
Cash and cash equivalents	$ 164,165	$ 801,629
Accounts receivable, net	3	14,880
Fixed assets, net	1,872	2,473
Organization costs, net		
Deposits	6,800	6,800
Total	$ 1,646,229	$ 2,165,655
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$ 9,401	$ -
Notes payable, bank and SBA PPP loan	37,592	-
Long - Term liabilities:		
Simple Agreements for future equity	200,000	-
Notes payable, Stockholders	86,110	60,575
Total Long Term liabilities	$ 333,103	$ 60,575
Stockholders' Equity		
Class A Common stock,19,999,000 shares authorized,		
$.0001 par value, issued and outstanding,		
9,611,560 outstanding December 31, 2020 and 2019	$ 96	$ 96
Class F Common stock, 1,000 shares authorized,		
$.0001 par value, issued and outstanding,		
1,000 in 2020 and 1,000 in 2019		
Series Seed Preferred Stock 5,430,195 shares authorized		
$.0001 par value, issued and outstanding, as of		
5,430,195 in 2020 and 2019	55	55
Additional paid in capital	3,208,576	3,054,989
Retained earnings (deficit)	(1,895,601)	(950,060)
	$ 1,313,126	$ 2,105,080
Total	$ 1,646,229	$ 2,165,655

BELLHOP TECHNOLOGIES INC.

(Formerly Techotel Inc., d/b/a Obi)

(A Delaware Corporation)

Statements of Operations

For the Two Years Ended December 31, 2020

(Unaudited)

	2020	2019
Revenues:		
Sales	$ 99	
Costs of sales		
Gross profit (loss)	$ 99	$ -
General and Administrative expenses		
Advertising and Marketing expense	66,104	72,096
General and administrative	16,962	25,998
Commissions		
Contract labor		
Depreciation and amortization	441,381	295,282
Professional Fees	22,807	-
Insurance		
Legal and professional fees		
Salaries and payroll taxes	319,551	-
Materials and supplies		
Office expenses		
Professional Fees		
Rents		
Taxes and licenses		
Travel	2,499	-
Total Amortization of organization costs		
	869,304	393,376
Operating income (loss)	$ (869,205)	$ (393,376)
Other income (expense)		
Other income	521	-
Stock option expense	(53,587)	(3,958)
Interest expense	(23,270)	(29,526)
	(76,336)	(33,484)
Net income (loss)	**$ (945,541)**	**$ (426,860)**

BELLHOP TECHNOLOGIES INC.

(Formerly Techotel Inc., d/b/a Obi)
(A Delaware Corporation)

Statement of Stockholders' Equity

For the Two Years Ended December 31, 2020
(Unaudited)

| | Common Stock | | | | Preferred Stock | | Additional | Retained | |
| | Class A | | Class F | | | | | | |
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Paid in Capital	Earnings (Deficit)	Total
Balance, January 1, 2019	9,610,560	$ 96	1,000	$ 6			$ 766	$ (523,200)	$ (522,332)
Issue of:									
Common stock	1,000			$ (6)			$ 1,180,551		$ 1,180,545
									$ -
Preferred stock					1,232,388	$ 12			$ 12
Conversions of:									$ -
SAFEs					2,441,813	$ 25	$ 1,321,492		$ 1,321,517
Convertible notes					1,755,994	$ 18	$ 548,222		$ 548,240
Stock-based compensation							$ 3,958		$ 3,958
Net income (loss)								$ (426,860)	$ (426,860)
Balance, December 31, 2019	9,611,560	$ 96	1,000	-	5,430,195	$ 55	3,054,989	(950,060)	2,105,080
Conversion of SAFEs							$ 100,000		$ 100,000
Stock-based compensation							$ 53,587		$ 53,587
Net income (loss)								$ (945,541)	$ (945,541)
Balance, December 31, 2020	9,611,560	$ 96	1,000		5,430,195	$ 55	$ 3,208,576	$ (1,895,601)	$ 1,313,126

See accompanying notes to financial statements

BELLHOP TECHNOLOGIES INC.

(Formerly Techotel Inc., d/b/a Obi)

(A Delaware Corporation)

Statement of Cash Flows

For the Two Years ended December 31, 2020

(Unaudited)

		December 31, 2020		December 31, 2019
Cash Flow From Operating Activities				
Net income (loss)	$	(945,541)	$	(426,860)
Adjustments to reconcile net income to cash provided by operating activities:				
Amortization of Development software costs	$	418,117	$	272,018
Depreciation		23,264	$	23,264
Convertible note interest			$	29,526
Stock based compensation		53,587	$	3,958
Increase (decrease) in accounts receivable		14,877	$	(14,880)
Increase (decrease) in accrued expenses		9,401	$	(61,611)
Net cash provided by (utilized in) operating activities		(426,295)		(174,585)
Cash flow (absorbed in) from Investing activities				
Development of Software Application, net		(574,296)	$	(839,943)
Net cash invested in assets	$	(574,296)	$	(839,943)
Financing Activities				
Proceeds from the issuance of preferred stock			$	1,932,700
Exchange of convertible notes payable to Preferred stock			$	(425,000)
Proceeds from the sale of SAFE's & Equity Raise		300,000		
Proceeds from stockholder		25,535		
Proceeds from notes payable, bank and securred note		37,592		
Net cash used in financing activities		363,127		1,507,700
Net (decrease)/increase in cash and cash equivalents		(637,464)		493,172
Cash and cash equivalents, beginning of year		801,629	$	308,457
Cash and cash equivalents, end of period	$	**164,165**	$	**801,629**

See accompanying notes to financial statements

BELLHOP TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 and 2019
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Bellhop Technologies Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on April 14, 2014 under the name Techotel Inc. The name was changed on January 3, 2018. The Company has developed an application that combines food, entertainment, and transportation service-based apps into one app based on a user's location. The Company's headquarters are in New York, New York. The company began operations in 2014.

Since Inception, the Company has relied on the issuance of convertible notes, Simple Agreements for Future Equity ("SAFEs"), and the issuance of preferred shares to fund its operations. From inception the Company has generated operating losses of $1,949,166 and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $801,629 and $164,165 of cash on hand, respectively.

Development of Software Application

In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the RIDEOBI.COM.com Platform App. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired Platform App. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the RIDEOBI.COM Platform App software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The estimated useful life is estimated at 5 years.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 and December 31, 2019.

The following is the break out of the software development costs as of December 31, 2020 and December 31, 2019:

As of the Year Ended December 31,	2020	2019
Development of Software Application	$ 2,546,862	$ 1,971,965
Accumulated Amortization	$ (1,073,473)	$ (632,092)
Net Software Development Costs	$ 1,473,389	$ 1,339,873

The following is the break out of the future amortization expense as of December 31, 2020:

As of the Year Ended December 31,	2020
2021	$ 294,678
2022	$ 294,678
2023	$ 294,678
2024	$ 294,678
2025	$ 294,678
Total	$ 1,473,389

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting

Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets. Fixed Assets consist of computers. Depreciation is calculated using the straight-line method over a period of 3 years for the computers. The depreciation expense was $23,264 and $23,264 for fiscal years ended December 31, 2020 and December 31, 2019.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 and December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
There is no income tax provision for the Company for the years ending December 31, 2020 and December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020 and December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred. During the years ended December 31, 2020 and 2019 advertising and marketing expenses were $66,104 and $72,096, respectively.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – NOTES PAYABLE

PPP Notes

Notes payable, bank are related to the SBA and the Coronavirus Payroll Protection Program (PPP). The notes carry 1% interest rate. The Company will seek forgiveness of the PPP note payable. The Notes payable are unsecured. As the Company is expecting to receive full forgiveness in 2021, the entire note has been classified as current. The Notes payable are due in 2022 with accrued interest unless forgiven under the Coronavirus economic program.

Convertible Notes
Prior to fiscal year 2019, the Company has issued Convertible notes bearing 8% rate. During fiscal year 2019, the Company converted all notes and accrued interest into preferred stock amounting to $548,240 in return for 1,755,994 shares.

SAFEs

In 2017 the Company issued SAFEs totaling $358,632. The SAFEs are automatically convertible into Series Seed A Preferred Stock on the completion of an equity financing of at least $1,000,000 ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $5,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. These SAFEs are held on the balance sheet less cost of raising, for a total of $321,517, until the time of conversion. These SAFEs converted to 689,280 shares of Series Seed A Preferred stock in November 2019.

In 2018 the Company issued SAFEs totaling $700,000. The SAFEs are automatically convertible into Series Seed C Preferred Stock on the completion of a Qualified Financing. The conversion price is the lesser of 100% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $7,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. These SAFEs converted to 1,265,658 shares of Series Seed C Preferred stock in November 2019.

In 2018 the Company issued SAFEs totaling $100,000. The SAFEs are automatically convertible into Series Seed D Preferred Stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $20,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. These SAFEs converted to 56,769 shares of Series Seed D Preferred stock in November 2019.

In 2019 the Company issued SAFEs totaling $200,000. The SAFEs are automatically convertible into Series Seed E Preferred Stock on the completion of a Qualified Financing. The conversion price is the lesser of 100% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $10,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. These SAFEs converted to 430,106 shares of Series Seed E Preferred stock in November 2019.

In 2020, The Company issued SAFEs totaling $200,000. The SAFEs carry Valuation Cap of $7 million and discount rate of 80%. The SAFEs are convertible into equity upon occurrence of Qualified Financing. The SAFEs are considered a long-term derivative liability in accordance with ASC 815. SAFEs are marked to market at the end of reporting period. As of December 31, 2020, the book value approximates fair value.

NOTE 4 – RELATED PARTY

The Company has taken advances from a majority shareholder. The advances do not have maturity dates or interest rates. The balance of the advances was $86,110 as of December 31, 2020 and $ 60,575 as of December 31, 2019.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 and December 31, 2019 totaled $3,112,657 and $2,220,703, respectively. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

As of December 31, 2020, the Company authorized 19,999,000 share of common shares, par value $0.00001. As of December 31, 2020 and 2019 the Company had 9,611,560 shares issued and outstanding. The Company has two types of common stock: Class A and Class F. Class A holders are entitled to one vote per share of Class A stock, and Class F holders are entitled to 3,500 votes per share of Class F stock.
Preferred Stock:

As of December 31, 2020 and December 31, 2019, the Company authorized 6,488,000 shares, par value $0.00001. As of December 31, 2020 and 2019, the Company had 5,430,195 shares issued and outstanding. The Company has six types of preferred stock: Series Seed, Series Seed A, Series Seed B, Series Seed C, Series Seed D, and Series Seed E. As of December 31, 2020 and 2019, the Company had the following number of authorized and outstanding shares of preferred stock.

	Authorized Number of Shares	Outstanding Number of Shares December 31, 2020	Outstanding Number of Shares December 31, 2019
Series Seed	2,100,000	1,232,388	1,232,388
Series Seed A	696,000	689,280	689,280
Series Seed B	1,800,000	1,755,994	1,755,994
Series Seed C	1,400,000	1,265,658	1,265,658
Series Seed D	57,000	56,769	56,769
Series Seed E	435,000	430,106	430,106
Total	6,488,000	5,430,195	5,430,195

Stock Option/ Stock Issuance Plan

Pursuant to the 2019 Stock Option/Stock Issuance Plan, the Company is providing eligible persons employed by or serving the Company with the opportunity to acquire a proprietary interest or to increase their proprietary interest, in the Company as an incentive for them to continue in such employ or service to the Company. The Company has reserved $1,743,413 shares of Class A common stock and as of December 31, 2020 has awarded 1,551,833 shares of Class A common stock. At December 31, 2020, 263,280 shares are vested. The exercise price per share is not less than 100% of the fair market value of the common stock at the time of grant. The Plan is divided into two separate equity programs:

(i)   the Option Grant Program under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock, and

(ii)   the Stock Issuance Program under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of Common Stock directly, either through the immediate purchase of such shares or as a bonus for services rendered to the Corporation (or any Parent or Subsidiary).

Warrants

In 2019 the Company issued warrants to purchase 353,934 shares of common stock with an exercise price of $0.01. The warrants are exercisable at any time between November 12, 2019 and November 12, 2021.

NOTE 7 – STOCK-BASED COMPENSATION

The Company has a 2019 stock compensation plan which permits the grant or option of shares to its employees for up to 1,743,413 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

During 2019 the Company issued 697,404 stock options for common stock with an exercise price of $0.5736 per share that vest over 3 years. As of December 31, 2019, 58,117 stock options had vested. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2019, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.5736
Fair value share price	0.3881
Expected volatility	55.0%
Expected term	3.00 years
Expected dividend rate	0.00%
Risk-free rate	1.69%
Fair value per share option	$ 0.102

During 2020 the Company issued 743,705 stock options for common stock with an exercise price of $0.38810 per share that vest over 1-4 years. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2020, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.3881
Fair value share price	0.4653
Expected volatility	55.0%
Expected term	10.00 years
Expected dividend rate	0.00%
Risk-free rate	2.40%
Fair value per share option	$ 0.322

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company. The Company minimum lease payments as of December 31, 2020 amount to $24,500.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Issuance of SAFEs

In 2021, the Company issued SAFEs totaling $20,000. The SAFEs are automatically convertible into Preferred Stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $7,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $535,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $535,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through April 26, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.